================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                               -------------------

                       INTERTRUST TECHNOLOGIES CORPORATION
                       (Name of Subject Company (Issuer))

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                          SONY CORPORATION OF AMERICA
                        FIDELIO ACQUISITION COMPANY, LLC
                                FIDELIO SUB, INC.
                      (Names of Filing Persons (Offerors))

                               -------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    46113Q109
                      (CUSIP Number of Class of Securities)
                             ----------------------
  Elizabeth Coppinger, Manager                     Ruud Peters, Manager
Fidelio Acquisition Company, LLC           Fidelio Acquisition Company, LLC
 c/o Sony Corporation of America       c/o Koninklijke Philips Electronics N.V.
 550 Madison Avenue, 35th floor                       Amstelplein 2
 New York, New York 10022-3321                     1096 BC Amsterdam
   Telephone: (212) 833-6039                        The Netherlands
                                               Telephone: +31(40)274-3422

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                               -------------------

                                    Copy to:
                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                          New York, New York 10019-6092
                            Telephone: (212) 259-8000

                               -------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [_]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

Fidelio Acquisition Company, LLC issued the following press release:

                 Philips and Sony Lead Acquisition of InterTrust

AMSTERDAM, Netherlands and NEW YORK, Nov. 13 -- Fidelio Acquisition Company, LLC, a company formed by Sony Corporation of America, a subsidiary of Sony Corporation (NYSE: SNE), Royal Philips Electronics (NYSE: PHG; AEX: PHI) and certain other investors, has executed a definitive agreement to acquire InterTrust Technologies Corporation (Nasdaq: ITRU). As a result of the transaction, Fidelio will acquire all of the outstanding common stock of InterTrust for approximately $453 million on a fully diluted basis or $4.25 per share. The most important objective of the transaction is to enable secure distribution of digital content by providing wider access to InterTrust's key Digital Rights Management (DRM) intellectual property on a fair and reasonable basis.

InterTrust is a leading holder of intellectual property in DRM. The company holds 26 U.S. patents and has approximately 85 patent applications pending worldwide. InterTrust's patent portfolio covers software and hardware technologies that can be implemented in a broad range of products that use DRM, including digital media platforms, web services and enterprise infrastructure.

InterTrust's Board of Directors has unanimously approved the acquisition and has determined that the transaction is advisable and in the best interest of its shareholders. All InterTrust board members owning shares including Victor Shear, Founder and Chairman of the board of directors, have agreed to tender all their shares of InterTrust common stock, representing approximately 20% of the outstanding common stock, in favor of the transaction. The acquisition, which is subject to customary closing conditions, including regulatory approvals, is expected to close in early 2003.

"Throughout Sony on a global scale, we operate with a keen awareness that the future growth of the consumer electronics, computer and entertainment industries will be heavily influenced by the ability to transmit digital content in a secure environment," said Nobuyuki Idei, Chairman and Chief Executive Officer of Sony Corporation. "This acquisition will significantly accelerate the ability to ensure secure delivery of digital content. This in turn will enable the development of many exciting new services for consumers and businesses."

"Philips is focused on the right of consumers to fairly access and enjoy digital content," said Gerard Kleisterlee, Philips' President and CEO. "Wider access to InterTrust's DRM Intellectual Property will allow both consumers and content providers to securely access and distribute digital content with their preferred devices. In doing so, barriers to digital content access can be removed to deliver enhanced consumer choice via new services. The deal will lead to a broad platform of DRM IP and new Philips products with integrated DRM technology. DRM is a key element towards a genuine digital revolution, and will be an important driver to reinvigorating the technology sector."

"Sony is committed to creating an environment where digital content can be securely distributed and enjoyed," said Robert Wiesenthal, Executive Vice President and Chief Strategy Officer of Sony Broadband Entertainment, Sony Corporation of America. "Through this transaction

InterTrust's important DRM patents will be more widely available on a fair and reasonable basis."

"Philips is convinced that DRM technologies will be tremendously valuable in enabling the secure distribution of digital content, and in turn will facilitate a larger offering of digital content to consumers," said Ruud Peters, Executive Vice President and Chief Executive Officer of Philips' Intellectual Property & Standards. "Philips will continue to play a leading role in DRM."

About Sony Corporation of America

Sony Corporation of America, based in New York City, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment, Sony Music Entertainment Inc., and Sony Computer Entertainment America Inc. Sony recorded consolidated annual sales of over $56.9 billion for the fiscal year ended March 31, 2002, and it employs 168,000 people worldwide. Sony Corporation of America recorded over $18.5 billion in sales in the U.S. for the fiscal year ended March 31, 2002. Sony Corporation of America's homepage is: http://www.sony.com/SCA/index.html

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at http://www.philips.com/newscenter.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. FIDELIO ACQUISITION COMPANY HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF FIDELIO ACQUISITION COMPANY WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY FIDELIO ACQUISITION COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT:
HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO FIDELIO ACQUISITION COMPANY.

STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL, ARE FORWARD-LOOKING STATEMENTS THAT ARE ESTIMATES REFLECTING THE BEST JUDGMENT OF FIDELIO ACQUISITION COMPANY BASED ON CURRENTLY AVAILABLE INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INVOLVE ACTUAL KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, CONTINGENCIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE STATED. SUCH RISKS, UNCERTAINTIES, CONTINGENCIES AND OTHER FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OF FIDELIO ACQUISITION COMPANY, INCLUDE, BUT ARE NOT LIMITED TO, THE SATISFACTION OF THE CONDITIONS TO CLOSING, GENERAL ECONOMIC FACTORS AND CAPITAL MARKET CONDITIONS, AND GENERAL INDUSTRY TRENDS. FIDELIO ACQUISITION COMPANY AND INTERTRUST ARE UNDER NO OBLIGATION (AND EXPRESSLY DISCLAIM ANY SUCH OBLIGATION) TO UPDATE OR ALTER ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                      # # #